082-00034

ASX/Media Release

Santos

Media enquiries
Peter Gill, Field PR
+61 (0) 417 784 059
peter@fieldpr.com.au

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

PROCESSED
07020680
FEB 0 2 2007
THOMSON FINANCIAL
SUPPL

30 January 2007

Santos proposes new superior transaction with QGC

Under a proposal announced by Santos today, Santos would require Queensland Gas Company Limited ("QGC") to establish a new ASX-listed company to boost the development of Queensland's coal seam gas industry.

Under the proposal, Santos would pay QGC shareholders $1.30 per share in cash for all of their shares in return for the acquisition of QGC's Undulla Nose coal seam gas assets in south-east Queensland.

In addition, QGC shareholders would also receive shares on a one-for-one basis in a 'New QGC' that would own a number of QGC's existing highly prospective tenements. The 'New QGC', led by the current QGC board and management team, would focus on immediately commercialising these coal seam gas assets.

Santos believes that the indicative value of the 'New QGC' would be in the order of $0.50 per share, which together with the $1.30 cash consideration per share implies total consideration of around $1.80 per share. This is above the midpoint of the "per share" control valuation determined by QGC's independent expert in the AGL Energy Explanatory Memorandum released today. If Santos and QGC proceed to implement the proposal, Santos expects that a further independent expert's report would be commissioned to provide QGC shareholders with both a valuation range for the 'New QGC' shares and the entire consideration payable under the proposal.

Santos believes that its proposal is superior to the current AGL Energy proposal and, unlike that proposal, gives QGC shareholders an opportunity to exchange all of their shares at an attractive price. It would deliver substantially more cash to QGC shareholders than under the AGL Energy proposal and also provides QGC shareholders with continued participation in the future of 'New QGC'.

Managing Director, John Ellice-Flint, said Santos' proposal would provide QGC shareholders an opportunity to dispose of their shares at an attractive price and gain an exposure to a dynamic new entity that would play a key role in the accelerated development of further coal seam gas reserves.

"Santos' proposal draws on the skills, drive and experience of Richard Cottee and his team at QGC which has a proven track record in developing Queensland's coal seam gas industry. It would also benefit from unique commercial agreements with Santos, which would be designed to maximise 'New QGC's' prospects of success," Mr Ellice-Flint said.

"We are confident the 'New QGC' would increase commercialisation opportunities and result in greater volumes of coal seam gas being brought to Eastern Australian markets at an earlier stage than would otherwise be the case under the AGL proposal involving QGC," he said.

Santos' proposal follows confidential discussions with QGC and is subject to reaching agreement on the transaction documentation (including satisfactorily completing due diligence and a definitive merger implementation agreement) and approval by the Australian Competition and Consumer Commission ("ACCC") and QGC shareholders.

Santos has made this announcement at this time to facilitate the public element of the ACCC review process. Santos will shortly provide a public submission to the ACCC which summarises the key features of the proposal in order to facilitate the expected public market enquiry process.

Santos' existing offer for QGC of $1.26 cash per share will be allowed to lapse next week.

The 'New QGC' would have a diverse portfolio of assets with potential for near term revenue generation as well as longer term upside.

It is proposed that the 'New QGC' would commence with an accelerated programme to develop an economic interest in 60 petajoules (PJ) of gas and is well placed to realise the longer term benefits associated with the ownership of more than 50% of the original gas in place and 70% of the acreage currently attributable to QGC.

Assets of the 'New QGC' would include 100% of ATP 621P and a 70% equity interest in ATP 651P, both of which QGC has publicly stated have the potential to be the next Undulla Nose.

Santos intends that the 'New QGC' would have sufficient cash available to adequately exploit its asset base by subscribing to a share placement, giving Santos a 30% shareholding in the new entity for an investment of approximately $40 million, or 20 cents per share.

The value of Santos investment at 20 cents per share represents a discount to the indicative value of 50 cents per share for 'New QGC' shares in recognition that Santos is also contributing:

- A right for 'New QGC' to sell up to 60 PJ of gas to Santos.
- Additional assistance to facilitate gas sales to third parties by the 'New QGC'.
- Transitional services arrangements.
- Assistance with access to drilling rigs.
- Access to plant and pipeline infrastructure.
- Assistance with obtaining consents to construct and operate a pipeline connecting to the Roma to Brisbane pipeline as required.

Santos believes the proposal is demonstrably more attractive to QGC shareholders than AGL's proposal announced on 5 December 2006:

- The total implied 'per share' consideration to QGC shareholders under Santos proposal is 25% higher than the placement/ buyback price under the AGL proposal; and
- Santos' proposal has the potential to create further significant value for QGC shareholders through the focussed commercialisation of QGC's high quality acreage portfolio outside the Undulla Nose.

It is envisaged the proposal would be effected by a demerger and scheme of arrangement, and thus would be subject to QGC shareholder approval.

Details of Santos' Proposal

The details below are a summary of certain key elements of Santos' proposal. Further information will be provided if and when Santos and QGC enter into binding transaction documentation.

Assets to be acquired by Santos for $1.30 cash per QGC Share
Undulla Nose permits/ licences and related assets, including ATP 610P Bellevue, ATP 620P, ATP 632P (portion relating to the Undulla Nose), ATP 676P S1, ATP 676P S2, PLA 211 Berwyndale, PL 201 Berwyndale South, PLA 212, PLA 180 Lauren, PL 179 Argyle (1), PL 229 Argyle (2), PL 228 Kenya, ATP 648P (subject to certain arrangements as outlined below) and a 15% equity interest in ATP 651P, inclusive of all related infrastructure, licences and property.

'New QGC' Board Representation
Santos would not require Board representation on the 'New QGC' as a condition of its proposal, but would seek to have contractual rights to 'New QGC' Board representation in limited agreed circumstances.

Standstill Agreement
Santos would agree to enter into a standstill arrangement that would limit Santos' ability to increase its shareholding in 'New QGC' beyond 30% for two years following the transaction, other than in specific agreed circumstances. The 'New QGC' would agree not to undertake any capital raisings that would have the effect of diluting Santos's percentage interest in 'New QGC', without offering Santos the right to participate in the capital raising in order to maintain its percentage interest.

ATP 648P Arrangements
Whilst Santos would hold title to ATP 648P, 'New QGC' would gain an economic interest in the first 60 PJ from ATP 648P discovered in the three year period from the establishment of 'New QGC', such that 'New QGC' could accelerate reserves upgrades and receive the economic benefit of the production.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Conditions
The proposal will be subject to agreed conditions to be specified in the documentation to be agreed between parties, including ACCC, Court and QGC shareholder approvals as necessary, and other usual conditions for scheme of arrangement transactions.

Total Santos Cash Outlay
Santos' total cash outlay of around $710 million to effect the proposed transaction consists of:

- $1.30 per QGC share (assuming that further shares in QGC will be issued to Sentient in accordance with the proposal announced by QGC on 5 December 2006); and
- a total of around $40 million in cash payable to the 'New QGC' under a share placement pursuant to which Santos will acquire a 30% shareholding in 'New QGC'.

Map attached.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Surat/Bowen Basins


Fairview
Scotia
Queensland
0
100
kilometres
Roma
Wallumbilla
Condamine
Chinchilla
ATP 648P
Dalby
ATP 621P
ATP 632P
Toowoomba
Moonie

Undulla Nose	%	NewQGC	%
ATP610P (PLA 247)	60.625	ATP 574P	60
ATP 648	58.750	ATP 621P	100
ATP 676P S1	50	ATP 632P	100
ATP 676P S2	25	ATP 647P	100
PL 179	59.375	ATP 647P Farmout	50
ATP 651P	15	ATP 651P	70
PLA 180 (ATP 620P)	59.375	ATP 785P	100
PL 201	90		
PLA 211 (PLA248) (ATP 632P)	90		
PLA 212 (ATP 632P)	90		
PL 228	59.375		
PL 229	59.375		

Legend

- Santos acreage
- Oil Field
- Gas Field
- Oil Pipeline
- Gas Pipeline
- Undulla Nose
- NewQGC



Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111

30 January 2007

The Manager
Company Announcements Office
ASX Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

BY ELECTRONIC LODGEMENT

Santos CSG Pty Ltd ACN 121 188 654 ("Santos CSG") – takeover offer for Queensland Gas Company Limited ACN 089 642 553 ("QGC")

Status of Conditions

We attach, on behalf of our wholly-owned subsidiary Santos CSG, a notice under section 630(3) of the Corporations Act advising that:

- the Offer has not been freed from the defeating conditions set out in Section 11.7 of Santos CSG's bidder's statement dated 10 October 2006;
- so far as Santos CSG knows, none of these conditions has been fulfilled as at the date of the notice; and
- as at 9.00am today, Santos CSG's voting power in QGC was 3.89%.

W J Glanville
Company Secretary

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION TEL/ID	NO.	MODE		PGS.	RESULT	
01/24 20:13	7039144411	0154	TRANSMIT	ECM	6	OK	01'01
01/25 01:06	23336620	5208	AUTO RX	ECM	2	OK	00'31
01/25 06:24		5209	AUTO RX	ECM	8	OK	00'51
01/25 13:30	12123515256	0155	TRANSMIT	ECM	3	OK	01'06
01/25 13:32	19494754756	0156	TRANSMIT	ECM	3	OK	01'08
01/25 13:47	202 624 1406	5210	AUTO RX	G3	2	OK	02'18
01/25 17:07	3036293450	5211	AUTO RX	ECM	2	OK	00'36
01/25 19:42	23336620	5212	AUTO RX	ECM	7	OK	01'33
01/26 05:43	23336620	5213	AUTO RX	ECM	4	OK	00'56
01/26 14:46	3065694400	5214	AUTO RX	G3	6	OK	06'01
01/26 16:48	2123065325	5215	AUTO RX	ECM	2	OK	00'23
01/26 19:25	13105525001	0157	TRANSMIT	ECM	12	OK	02'03
01/29 10:13	18008220005	0158	TRANSMIT	ECM	1	OK	00'34
01/29 13:22	2123194090	5216	AUTO RX	ECM	3	OK	00'30
01/29 14:21	17038398156	0159	TRANSMIT	ECM	1	OK	00'17
01/29 14:52	202 624 1406	5217	AUTO RX	G3	4	OK	04'09
01/29 16:55	14109181471	0160	TRANSMIT	ECM	1	OK	00'19
01/29 17:43	18005247751	0161	TRANSMIT	ECM	2	OK	02'22
01/29 23:00		5218	AUTO RX	ECM	5	OK	01'52
01/30 00:05		5219	AUTO RX	ECM	1	OK	01'56

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8218 5111
International: +61 8 8218 5111

Santos

30 January 2007

The Manager
Company Announcements Office
ASX Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

BY ELECTRONIC LODGEMENT

Santos CSG Pty Ltd ACN 121 188 654 ("Santos CSG") – takeover offer for Queensland Gas Company Limited ACN 089 642 553 ("QGC")

Status of Conditions

We attach, on behalf of our wholly-owned subsidiary Santos CSG, a notice under section 630(3) of the Corporations Act advising that:

- the Offer has not been freed from the defeating conditions set out in Section 11.7 of Santos CSG's bidder's statement dated 10 October 2006;
- so far as Santos CSG knows, none of these conditions has been fulfilled as at the date of the notice; and
- as at 9.00am today, Santos CSG's voting power in QGC was 3.89%.

W J Glanville
Company Secretary

This document is a notice under section 630(3) of the Corporations Act. The Glossary in Section 13 of the bidder's statement dated 10 October 2006 applies to this notice unless the context requires otherwise.

Santos CSG Pty Ltd ACN 121 188 654
a wholly owned subsidiary of

Santos

Santos Limited ACN 007 550 923

30 January 2007

Santos CSG Pty Ltd (**Santos CSG**), a wholly-owned subsidiary of Santos Limited, gives notice that, in respect of its takeover offer (**Offer**) for Queensland Gas Company Limited (**QGC**):

- the Offer is not free of any of the defeating conditions set out in Section 11.7 of the bidder's statement dated 10 October 2006 (the **Conditions**);
- so far as Santos CSG knows, none of the Conditions has been fulfilled on the date this notice is given; and
- as at 9.00 a.m. today, Santos CSG's voting power in QGC was 3.89%.

Peter Wasow
Director
Santos CSG Pty Ltd